UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GMX RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38011M108

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of GMX Resources Inc., an Oklahoma corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on February 27, 2013 (as amended by Amendment No. 1 on April 2, 2013 and Amendment No. 2 on April 11, 2013, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On September 30, 2013, the Debtors entered into a Plan Support Agreement (the “Plan Support Agreement”) among the Issuer, Diamond Blue Drilling Co. and Endeavor Pipeline Inc. (together, the “Debtors”), certain of the holders of the Issuer’s Senior Secured Notes Series A due 2017 and Senior Secured Notes Series B due 2017 (the “Senior Secured Notes”) party thereto (the “Consenting Senior Secured Noteholders”) (including GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and Blackstone / GSO MAK Fund LP), and the Official Committee of Unsecured Creditors (the “Creditors’ Committee”).

The Plan Support Agreement requires the Consenting Senior Secured Noteholders to vote in favor of and the Creditors’ Committee to support a proposed plan of reorganization of the Issuer and its subsidiaries consistent with the terms and conditions set forth in the term sheet attached as an exhibit to the Plan Support Agreement (the “Term Sheet”).

The material terms of the plan of reorganization as contemplated by the Term Sheet include, among other things, that:

•	the current DIP Facility will be extended so that the Issuer may continue operating in Chapter 11 as it seeks confirmation of the proposed plan or reorganization;

•	in exchange for the secured portion of their claims in the approximate amount of $338 million, the holders of the Senior Secured Notes will receive 100% of the equity in the reorganized Issuer upon its emergence from bankruptcy and/or equity in an affiliate of the reorganized Issuer;

•	holders of the Issuer’s Senior Secured Second-Priority Notes due 2018 will be treated as general unsecured creditors;

•	holders of the Issuer’s general unsecured claims will be treated as follows:

•	if the general unsecured creditors’ class votes to accept the plan or reorganization:

•	holders of allowed general unsecured claims would receive interests in a trust (the “Litigation Trust”) funded with (i) $1.5 million in cash; and (ii) the Debtors’ potential causes of action listed on Schedule A to the Restructuring Term Sheet; and

•	holders of Senior Secured Notes will waive recovery on their unsecured deficiency claim;

•	if the class of holders of general unsecured claims does not vote to accept the plan of reorganization, the $1.5 million in cash will not be funded in the Litigation Trust and, the holders of Senior Secured Notes and debtor in possession lenders will participate in recovery from the Litigation Trust on account of their DIP loan claims, superpriority adequate protection claims and deficiency claim; and

•	any equity interest in the Issuer, of any kind, existing prior to the consummation of the restructuring will be cancelled under the terms of the plan of reorganization.

The Consenting Senior Secured Noteholders may terminate the Plan Support Agreement under certain circumstances, including, but not limited to, if (i) the Debtors breach any of their undertakings, representations, warranties or covenants under the Plan Support Agreement which remains uncured, (ii) any ruling or order enjoining the consummation of a material portion of the plan, (iii) the Debtors lose the exclusive right to file and solicit acceptance of a chapter 11 plan, (iv) an examiner with expanded powers is appointed in the Debtors’ cases, a chapter 11 trustee is appointed in the Debtors’ cases, or the Debtors’ cases have been converted into a chapter 7 case or cases, (v) the Debtors or the Creditors’ Committee file any motion or pleading materially inconsistent with the Plan Support Agreement, which is not withdrawn, (vi) the Bankruptcy Court grants relief that is materially inconsistent with the Plan Support Agreement, (vii) the Bankruptcy Court grants relief terminating, annulling or modifying the automatic stay with regard to any material assets of the Debtors, (viii) the Debtors fail to file the plan of reorganization and disclosure statement with the Bankruptcy Court within 10 business days of the execution of the Plan Support Agreement, (ix) the disclosure statement is not approved within 50 days of the execution of the Plan Support Agreement, (x) if the plan of reorganization has not been approved within 95 days of the execution of the Plan Support Agreement or (xi) if all of the transactions contemplated by the Plan Support Agreement have not been consummated within 120 days of the execution of the Plan Support Agreement.

The Plan Support Agreement and any plan of reorganization remain subject to confirmation by the Bankruptcy Court. On October 2, 2013, the Issuer filed a Motion to Approve the Plan Support Agreement with the Bankruptcy Court seeking authority to enter into the Plan Support Agreement. A hearing on such motion is scheduled for October 29, 2013 at 9:30 a.m. before the Bankruptcy Court.

The descriptions of the Plan Support Agreement contained in this Item 6 are not intended to be complete and is qualified in its entirety by reference to the agreement, each of which is incorporated by reference as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit F.	Plan Support Agreement dated as of September 30, 2013, among the Issuer, Diamond Blue Drilling Co. and Endeavor Pipeline Inc., certain of the holders of the Issuer’s Senior Secured Notes Series A due 2017 and Senior Secured Notes Series B due 2017 party thereto, and the Official Committee of Unsecured Creditors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013

GSO Palmetto Opportunistic Investment Partners LP
By: GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By: GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman